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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

Magnolia Oil & Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

559663109
(CUSIP Number)

J. Andrew West
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 659-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559663109	Schedule 13D	Page 2 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest, Ltd./76-0378595

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Texas, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 68,027,882 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 68,027,882 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

68,027,882

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

29.4%

(14)	Type of Reporting Person (See Instructions):

PN

Note: All share numbers on these cover pages presented on an as-converted basis.

(1) EnerVest, Ltd. (“EnerVest”) may be deemed to have beneficial ownership of 68,027,882 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”). Such shares are held (in the amounts set forth below) by EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-C, L.P. and EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (collectively, the “Record Holders”). The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 3 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Management GP, L.C./76-0629541

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Texas, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 68,027,882 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 68,027,882 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

68,027,882

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

29.4%

(14)	Type of Reporting Person (See Instructions):

OO

(1) EnerVest Management GP, L.C. (“EVM GP”) may be deemed to have beneficial ownership of 68,027,882 shares of Class A Common Stock. Such shares are held (in the amounts set forth below) by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 4 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-A, L.P. / 47-2575103

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,623,791 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,623,791 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

32,623,791

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

14.1%

(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-A, L.P. (“EV XIV-A”) owns of record 32,623,791 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), each share of which, pursuant to the Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”), dated as of July 31, 2018 (the “LLC Agreement”), may be exchanged (by exchanging one unit in Magnolia LLC (a “Unit”) and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 5 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-2A, L.P. / 81-2214106

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,243,160 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,243,160 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,243,160

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

2.7%

(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-2A, L.P. (“EV XIV-2A”) owns of record 6,243,160 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 6 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-3A, L.P. / 81-2835063

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,440,457 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,440,457 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,440,457

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

2.8%

(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-3A, L.P. (“EV XIV-3A”) owns of record 6,440,457 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 7 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-WIC, L.P. / 61-1751769

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 340,804 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 340,804 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

340,804

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

Less than 1%

(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-WIC, L.P. (“EV XIV-WIC”) owns of record 340,804 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 8 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-C, L.P. / 61-1751620

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 18,735,406 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 18,735,406 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

18,735,406

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

8.1%

(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-C, L.P. (“EV XIV-C”) owns of record 18,735,406 shares of Class A Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 9 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-C-AIV, L.P. / 83-1342712

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,644,264 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,644,264 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,644,264

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

1.6%

(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (“EV XIV-C-AIV”) owns of record 3,644,264 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 10 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

John B. Walker

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 584,798 (1)
	(8)	Shared Voting Power 68,027,882 (2)
	(9)	Sole Dispositive Power 584,798 (1)
	(10)	Shared Dispositive Power 68,027,882 (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

68,612,680

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

29.6%

(14)	Type of Reporting Person (See Instructions):

IN

(1)       Mr. Walker is the sole owner of (a) 584,798 shares of Class A Common Stock and (b) 11,522 restricted stock units (“RSUs”) granted under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (the “Plan”). Each RSU represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest on the earlier of (a) the day preceding the next annual meeting of stockholders of the Issuer at which directors are elected or (b) the first anniversary of the grant date, in each case, subject to the director's continued service through the applicable vesting date and, as such, Mr. Walker may not acquire beneficial ownership of such securities within 60 days of the date hereof.

(2)       As described in Item 5 below, Mr. Walker, by virtue of his indirect ownership and status as a principal of EVM GP, EnerVest’s general partner, may be deemed to have beneficial ownership of an aggregate of 68,612,680 shares of Class A Common Stock, of which 68,027,882 shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 11 of 17 Pages

(1)	Name of Filing Parties:

I.R.S. Identification No. of Above Persons (entities only):

EnerVest Investment Services, L.L.C. /27-4656496

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 68,027,882 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 68,027,882 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

68,027,882

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

(13)	Percent of Class Represented by Amount in Row (11):

29.4%

(14)	Type of Reporting Person (See Instructions):

IA

(1) EnerVest Investment Services, L.L.C. (“EIS, LLC”) may be deemed to have beneficial ownership of 68,027,882 shares of Class A Common Stock, which shares are directly owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 559663109	Schedule 13D	Page 12 of 17 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Magnolia Oil & Gas Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The address of the Issuer’s principal executive offices is Nine Greenway Plaza, Suite 1300, Houston, TX 77046.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosures:

(a)       On October 7, 2021, certain of the Record Holders exchanged 3,622,962 shares of Class B Common Stock and an equal number of units in Magnolia LLC for 3,622,962 shares of Class A Common Stock. Such exchanged 3,622,962 shares of Class B Common Stock were cancelled upon the issuance of an equal number of Class A Common Stock as set forth below:

Record Holder	Shares of Class A Common Stock Issued	Shares of Class B Common Stock Cancelled
EV XIV-A	2,397,825	2,397,825
EV XIV-2A	458,868	458,868
EV XIV-3A	473,369	473,369
EV XIV-WIC	25,049	25,049
EV XIV-C-AIV	267,851	267,851

On October 7, 2021, the Record Holders sold 5,000,000 shares of Class A Common Stock at a price of $18.50 per share. The sale was made under each Record Holder’s Rule 10b5-1 plan (collectively, the “Plans”). All sales contemplated by the Plans have been completed, and there are no securities available under the Plans remaining to be sold. The number of shares of Class A Common Stock sold by each Record Holder is set forth below:

Record Holder	Shares of Class A Common Stock Sold
EV XIV-A	2,397,825
EV XIV-2A	458,868
EV XIV-3A	473,369
EV XIV-WIC	25,049
EV XIV-C	1,377,038
EV XIV-C-AIV	267,851

CUSIP No. 559663109	Schedule 13D	Page 13 of 17 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b):

Reporting Persons	Number of Shares With Sole Voting Power	Number of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Class Beneficially Owned
EnerVest	0	68,027,882	0	68,027,882	29.4%
EVM GP	0	68,027,882	0	68,027,882	29.4%
EV XIV-A	0	32,623,791	0	32,623,791	14.1%
EV XIV-2A	0	6,243,160	0	6,243,160	2.7%
EV XIV-3A	0	6,440,457	0	6,440,457	2.8%
EV XIV-WIC	0	340,804	0	340,804	Less than 1%
EV XIV-C	0	18,735,406	0	18,735,406	8.1%
EV XIV-C-AIV	0	3,644,264	0	3,644,264	1.6%
John B. Walker	584,798	68,027,882	584,798	68,612,680	29.6%
EIS, LLC	0	68,027,882	0	68,027,882	29.4%

*All share numbers presented in this table assume full conversion of Class B Common Stock (with the Units) to Class A Common Stock.

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

Except as indicated in this Item 5 or as set forth herein, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the Listed Persons owns beneficially, or has any right to acquire, directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock.

(c)	Other than as reported herein (including as may have been reported in EnerVest’s initial Schedule 13D filed with the SEC on August 10, 2018 or in any amendment thereto), none of the Filing Parties has effected any transactions involving the Class A Common Stock in the 60 days prior to filing this Amendment.

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned of record by the EnerVest entities.

(e)	Not applicable.

CUSIP No. 559663109	Schedule 13D	Page 14 of 17 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Items 2 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).

7.7	Underwriting Agreement, dated as of September 28, 2021, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 28, 2021).

7.8	Amendment No. 1 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of January 29, 2021 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 10-K, filed with the SEC on February 23, 2021).

7.9	Amendment No. 2 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of June 30, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 10-Q, filed with the SEC on August 2, 2021).

CUSIP No. 559663109	Schedule 13D	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete, and correct.

Dated as of October 12, 2021

EnerVest Management GP, L.C.

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest, Ltd.
By:	EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-A, L.P.
By:	EVFA GP XIV, LLC, its Managing General Partner
By:	EnerVest, Ltd., its sole member
By:	EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-2A, L.P.
By:	EVFA XIV-2A, LLC, its Managing General Partner
By:	EnerVest, Ltd., its sole member
By:	EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-3A, L.P.
By:	EVFA XIV-3A, LLC, its Managing General Partner
By:	EnerVest, Ltd., its sole member
By:	EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

CUSIP No. 559663109	Schedule 13D	Page 16 of 17 Pages

EnerVest Energy Institutional Fund XIV-WIC, L.P.
By:	EnerVest Holding XIV, LLC, its General Partner
By:	EnerVest, Ltd., its sole member
By:	EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C, L.P.
By:	EVFC GP XIV, LLC, its Managing General Partner
By:	EnerVest, Ltd., its sole member
By:	EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C-AIV, L.P.
By:	EVFC GP XIV, LLC, its Managing General Partner
By:	EnerVest, Ltd., its sole member
By:	EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Investment Services, L.L.C.
By:	EnerVest Holding, L.P., its Sole Member
By:	EnerVest Operating, L.L.C., its General Partner

By:	/s/ Travis W. Hancock
Name:	Travis W. Hancock
Title:	Senior Vice President & Chief Financial Officer

/s/ John B. Walker
John B. Walker

CUSIP No. 559663109	Schedule 13D	Page 17 of 17 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1

Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2

Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3

Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4

Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5

Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P.(incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).
7.7

Underwriting Agreement, dated as of September 28, 2021, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 28, 2021).

7.8

Amendment No. 1 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of January 29, 2021 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 10-K, filed with the SEC on February 23, 2021).

7.9

Amendment No. 2 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of June 30, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 10-Q, filed with the SEC on August 2, 2021).